
Instagram
is blocked
Open Unpluq to unblock
Close App

INVEST IN **UNPLUQ**

Make Phones Less Addictive & Live A Richer Life

unpluq.com Delaware City, DE

Highlights

1. 649% Monthly Recurring Revenue Growth, 2024 vs 2023. 2022->2023 had 30% month over month growth!
2. $225k Annual Run Rate - recurring revenue. Surpassed 2023's total revenue in first 5 months of 2024.
3. Outlier Retention: 63% still using Unpluq after 1 year (Average paid app=25% retained after 1 year).
4. IP - Patent PUBLISHED with the US Patent Office since 2021: use of NFC & more to control app access.
5. Media Darling: no paid media. Featured in BBC, WSJ, The New Yorker, Parents, Vice, and others.
6. Huge Market: $22.9 Billion = $15 billion + $7.9 billion parental control market (projection 2030)
7. Real Human Impact: 2 million hours spent offline by Unpluq users instead of on phones

Featured Investors



Juanjo Mostazo
Notable Investor

Follow

Juanjo (Juan Jose) Mostazo is a prolific business angel (150+ investments), ex venture partner (K-Fund), CTO and several time over entrepreneur and founder with successful exits behind him.
kfund.vc

"I love the app, and am a heavy user of it!"



Mick Slein

Follow

Mick Slein started Robus Lighting business in 1984 with 2 business partners whom he bought out in 1990. Over the following 6 years the business grew by 10x and is now the largest Irish Lighting company in the world, with a presence in IRL, UK, EMEA, & OZ
robus.com

"The reason I invested in Unpluq is because whilst a mobile phone is a great device, it can provide a huge amount of distraction, and I find this device fantastic when I am undergoing a task that requires 100% concentration. It really is a game-changer."



Paul van Dam & Amy den Broeder-van Dam

Follow

Amy is a global consultant and sales lead where tech meets impact. Paul is a driven and curious investor, founder, and leader in tech companies, specializing in scale-ups. As parents of two children, they are active users and promotors of Unpluq.

"We invested in Unpluq and its vision at a really early stage because of our interest in creating balance with technology for individuals and society. Jorn & Caroline are solving an important problem in a unique way, and they have the IP to back it. It's an exciting time to be involved in Unpluq."



Pieter Ter Kuile

Syndicate Lead

Follow

Invested $138,000

Pieter has deep experience as a startup founder and investor, especially in the social impact sector. He has a Masters in Law from the University of Amsterdam, and an MBA from Harvard. McKinsey alum.

"I'm excited to continue investing in Unpluq because of their stand-out team: highly committed, diverse, creative, and pragmatic, they are always finding a constructive way to overcome challenges. With their patent-published Tag, they provide a unique way to help people regain control of tech addictions, reduce screen time, and reconnect with the real world. With very limited resources, I've seen Unpluq grow rapidly. They are clearly filling an unmet need in a huge, growing market."

Other investors include Techstars Ventures Notable , Startup Health

Our Team



Caroline Cadwell CEO & Co-founder

Brings 15 years of early-stage startup experience in marketing, sales, & leadership; 4 years at Yelp pre-IPO as a top 3 sales person; Built & led marketing & sales teams 0-30+ people. Involved in one IPO (YELP) and one 100M+ acquisition (Wallapop/Letgo).



Jorn Rigter CTO & Co-founder

Built the entire Unpluq product suite in-house (iOS & Android apps, backend), achieving 4.5+ ratings. Jorn holds a Bachelor's Degree in Computer Science from Delft University of Technology, a top 15 worldwide Engineering & Technology University.

Helping you live a fuller life by using your phone with intention

Our world is struggling to balance the incredible tech we now have access to with what is healthy use of this technology. Unpluq helps people reverse unhealthy digital habits like constant phone pickups, excessive screen time, and with it a host of health and mental health problems.

With Unpluq, people tip back the scale on tech, pursuing a fulfilled life. Made for the whole family, old and young, Unpluq puts power in your hands: to decide, with full intention, when to use a dopamine inducing app, and when to enjoy life.

Everyone is talking about Unpluq

No paid placements—all organic and unpaid

2,000+ ratings

"Unpluq **improves my relationship with my kids** by getting some help turning away from my phone."

Sarah S., USA

"I finally feel like **tech is working FOR me** and not the opposite."

Logan Draughn, USA

We're missing out on our own lives

With the proliferation of social media, mobile phones, and our always-on culture, it is increasingly difficult to resist cheap, unfulfilling dopamine hits.

We're missing out on our own lives, and big tech wants to put the responsibility on the individual–but the cards have been stacked--and we're paying the price in rising suicide and depression rates, increased anxiety, and loneliness.

Addictive tech makes us unhappy

Social media and doomscrolling leaves us feeling lonely, anxious and vulnerable, and we are only starting to see the negative impact it has on the fabric of our society. Smartphone overuse has been directly linked to loneliness, depression, anxiety and increased suicide rates.


U.S. Suicide Rates
Deaths Per 1,000,000 Girls
Social Media Available on Mobile
60
50
40
20
10
0
Girls Age 15-19
Girls Age 10-14
+70%
Compared to Average 2001-2010
+151%
1999
2001
2003
2005
2007
2011
2013
2015
2017
Source: Centers for Disease Control and Prevention

Alarming increases in suicide rates among teenage girls. Source: The Social Dilemma / Centers for Disease Control and Prevention



Z-score
2
1.5
1
0.5
0
-0.5
-1
-1.5
-2
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Year
Suicide[b]
Self-poisoning[c]
Major depressive episode[d]
Depressive symptoms[e]

Negative mental health outcomes have skyrocketed with smartphone usage since 2012. Source: published paper "Increases in Depression, Self-Harm, and Suicide Among U.S. Adolescents After 2012 and Links to Technology Use: Possible Mechanisms", Jean M. Twenge (2020)

It's affecting our children

Big tech is exploiting our children's wellbeing for profit. Smartphones are negatively affecting the mental health, social skills, attention span and sleep of the next generation. Is this all there is for them?



Unpluq: a patent-published solution that empowers you to *decide* when to unlock addictive apps

You decide which apps are blocked, and when. Get up, find, and tap the Tag to the back of your phone to unlock a blocked app. Using a different part of your brain before starting to mindlessly scroll is effective habit change that hits.


Unpluq Tag - Explainer
to access all your apps.
Share
Watch on YouTube

Unpluq stops unintentional phone use more than half the time


Human Connection
Instagram is blocked
54% of the time, you choose not to open the app
Intentional Use

Backed by science

The Unpluq Tag design is based on rational override theory: adding a moment of intentional friction to nudge behavior change.

It works: people who use the Unpluq Tag reduce their phone usage by 1 hour and 22 minutes per day on average, compared to their usage before Unpluq, and more than half of them still use the Tag more than a year later.

In consumer subscriptions, this **retention puts Unpluq in the top quartile of consumer subscription companies**.

Play Store

"It helped me make a change that I was **unable to make on my own for years**."

Daniel, USA

App Store

"The tag is a game changer. Powerful behaviour change."

Chris, Ireland

Live the life you want: connected & rich in experiences



Unpluq customers report doing more of what they love and care about. They spend less time online and report that they are doing more of their favorite activities:

- Reading
- Cooking
- Exercising
- Time in Nature
- Seeing Friends
- Quality Time with Family
- Daydreaming
- Studying & Learning

Exponential growth + world-class retention = Unpluq

In 2023, we grew revenue 30% month-over-month. In 2024, we surpassed 2023's total revenue in just five months—as a team of two hyper-focused people.

Approximately 90% of Unpluq's revenue is from subscription, providing healthy contribution margins akin to typical SaaS businesses.



$20,000
$15,000
$10,000
$5,000
$0
MRR
April
May
June
July
August
September
October
November
December
January
February
March
April
May
June
July
August
2023
2024

Monthly Recurring Revenue (MRR) growth Unpluq, April 2023 - August 2024

Combined with industry-leading retention, that's a recipe for success. Our retention numbers for Unpluq Tag users exceed retention of the platforms we're aiming to beat: Instagram, TikTok and Facebook. Our customer retention rates are also outlier high compared to other consumer subscriptions.

Customers love Unpluq

“My mental health feels better in general.”

Graham Prather (mental health counsellor), USA

“Since using it I decreased the use of social media from 2 hours a day to less than 5 minutes (sometimes I even don’t log on).”

Francesco Perniciaro Spatrisano, USA

“It is a great way for adolescents to enter into the smart phone world and learn good habits.”

Talon Maningas, USA

“Drastically reduced my screen time and useless scrolling on Instagram, shopping and dating apps. Being able to properly focus again at work is going great and I’m actually dating someone for real 😆”

Sv1783 (App Store), UK

“This is the only product out there that worked.”

Ruben Ruiz (software developer), USA

“It’s almost like you could take a key, lock all the harmful things in a closet and walk away.”

Justyn Coddington, USA

"I keep the tag in a jar on a shelf, and having ti walk over and get it prevents probably 99% of my idle scrolling. It's been a huge time saver and also helps me feel less distracted in general. I had tried apps that set timers but they weren't flexible enough, so had been looking for a solution exactly like this. It really works!"

Copper Pepper Grinder (App Store), USA

"I have much better sleep and slower mornings."

Sarah (Play Store), USA

"I'm actually proud to say I've reduced my screen time by more than half each week. I never thought it would be possible. The app and the tag (left at home) was the winning combo."

Logan Draughn, USA

"In my search for a good way to limit the distraction of the smartphone, this is the first thing that actually helps. The tag does it."

qnusvet (App Store), NL

An emerging market with explosive growth, up for grabs

There's no denying this is an immense problem affecting many people across the world: a massive market. Unpluq estimates this market to be **$15 billion** just in the USA.


$15 billion
110M out of 333M Americans looking for alternatives to smartphones
Source: Deloitte Report

American market size, based on Unpluq's Customer Lifetime Value of $125

Immediately Addressable Market

Since it's an early and rapidly emerging market, we're using a bottom-up approach to determine our earliest, most addressable market size:

- 18.6% of people aged 18-40have tried at least one screen time reduction solution--but the solutions they tried didn't work for them. (Unpluq survey, n=596)
- 89M Americans are 25-45 years old
- This represents a **$2.1 billion immediately addressable market**

Further Addressable Markets

- 49.8M Americans in Unpluq's target age range feel addicted to their phones: a $6.25 billion market.
- 110M Americans are looking for smartphone alternatives: a $15 billion market.
- Additionally, the already established parental control market was evaluated at $2.7 billion in 2022, and is growing at 12.1% yearly (Compounded Annual Growth Rate), projected to hit $3.9 billion in market size in the United States by 2030.

78%

of American consumers use **at least one measure** to limit their digital activities

42%

of American consumers use **three or more measures** to limit their digital activities

Source: Deloitte US Connected Consumer Survey 2023, N = 2,018

> “ (Unpluq) is hitting the market at a time when the broader conversation around mental health and social media use is a **national agenda item**.
>
> GeekWire

Sources:

1: 2023 Study of +1000 Americans by Harmony Health

2: 18.6% of Americans have tried a screen time solution (Unpluq survey n=596, ages 18-40 in the USA)

3: 19.86% of Americans are experiencing a mental health issue

4. 89M Americans are 25-45 years old

5. 110M people looking for alternatives to smartphones (Deloitte, 2023)

Market value based on historic retention estimated LTV of $125

Enormous parental control market, with a competitive edge

The established parental control market was evaluated at $2.7 billion in 2022, and is growing at 12.1% yearly (Compounded Annual Growth Rate). This market is projected to hit $7.9 billion by 2030.

Unpluq has received hundreds of inquiries from parents about supporting the needs of children and teens. These parents love Unpluq for its simplicity and flexibility to grow and adapt with their childrens' evolving needs.

Half of Unpluq's existing customers have children, providing a natural evolution and opportunity for Unpluq to expand.

Why we'll win this market with our unique insight: the Unpluq Tag

1 Most Effective

More than 3/4 of people save time with Unpluq, compared to only only 4% with other screen time apps.

Source: Unpluq survey, n=596
Unpluq Time Saved Data, n=17,858


4%
77%
Other apps
Unpluq


25%
63%
Average paid app
1 Year Retention
Unpluq Tag users
1 Year Retention

2 Retention

Unpluq's world-class retention shows a healthy business, and real customer value generation.

Source: Unpluq users: analytics, n=5,684; Paid app retention: State of Subscription Apps 2023 (RevenueCat)

3 Word-of-Mouth & Identity

People signal their values to others with a bright yellow accessory: *I am present in this world.* The result? A word-of-mouth flywheel.



Unpluq stands apart from competitors

Dumbphones

Impractical: miss out on maps, music, QR codes, calendar, transport, banking, and the list goes on.


10:00

App Blockers

Too easy to bypass, too easy to disable, too easy to ignore. Once it's deleted, there's no return.



Digital Detox

Works only temporarily, just like dieting, before falling back into old patterns.



Apple & Android Native Apps

Way too easy to bypass: a couple of taps and you're back in an app wasting time.


2h 47m

Timeline of Unpluq Family development

We received hundreds of requests over the past year about supporting families with our technology, and are beyond excited to build Unpluq Family beyond its test phase. With Unpluq Family, we're supporting people of all ages in making tech less addictive: from first phone onwards.

Half of Unpluq's existing customers have school-aged children, with 25% of Unpluq's customers having at least one child under the age of 5. This provides Unpluq a natural evolution and opportunity from our existing customer base of new parents and young professionals not yet with children.

Unpluq is using part of these funds to not only further develop Unpluq Family but explore new physical iterations of the Unpluq Tag specifically for families.


2023 Q3
Q4
2024 Q1
Market Research - Parents
• Begin tracking customer inquiries from parents
• Customer surveys & interviews
• 50% of Unpluq customers have kids
• Most unhappy with current screentime solutions


Q2
Q3
Q4
2025
Q1
Q2
Q3
MVP Requirements gathering & design
Unpluq Family Android MVP released
Development: MVP iOS
Private-launch: MVP iOS Beta
MVP II iOS Beta
Customer interviews + feedback loop
Open public beta: iOS & Android
Multi-device subscription requirements & design
iOS Family Sharing infrastructure
Public launch of Unpluq Family

Timeline of Unpluq Family development

Use of funds & milestones

We'll achieve three main things with the funding from this round:

- Engineering: creating and improving Unpluq Family to serve parents, teens, and preteens
- Unpluq Tag's evolution: new physical formats for our patent-published NFC technology
- Growing our revenue (MRR) through existing and new marketing channels


5.3%
6.9%
7.2%
9.9%
39.1%
31.6%
Marketing
Team & Engineering
Operations / COGS
R&D
Wefunder Fees
Other

Valuation

We see our customers as our earliest supporters and evangelists: we want you to be part of the change we're making in the world and we want you to benefit from doing so!

You might have noticed that our valuation is significantly lower than many other companies that raise on WeFunder. We decided to price this round conservatively, because we care about our early supporters and we want to give you a fair valuation.

While we cannot guarantee an outcome, we are excited to make Unpluq the leading solution in this important and growing market. We believe that by pricing the company at a lower valuation, there is a higher potential upside for our early supporters when we most need that support to realize our vision of a changed, happier, healthier world.

Frequently Asked Questions

- **What's your exit strategy?**

We're building Unpluq to be as sturdy and successful as needed for an IPO, but will explore exit opportunities as they arise along the path there, along with our investors.

Unpluq is not a lifestyle business for its founders: we want to impact and help as many people as possible, as quickly as possible, and build real value in the company as we do that.

As high achieving young professionals, our opportunity cost is too high to not pursue a bigger outcome for Unpluq. We hope you see this spirit and dedication in the early results we have achieved on very little resources.

- **What's the difference between Unpluq and built-in solutions like Screen Time on iOS and Digital Wellbeing on Android? Won't Apple and Google just make this themselves?**

The built-in solutions on iPhones or Android phones rarely work for people– and our customers have told us. A huge number of people have tried these solutions, which is a great sign of the true need for a solution, but if you've tried them yourself, you will know they are so ineffective and easy to ignore: they give you a popup showing your limits have been reached, and in the same, you can tap to get 15 more minutes or to turn off the limit altogether. Further, it's a conflict of interest for these platforms and related apps to offer solutions to the addictive nature they have: when they're being used, they earn.

Much like quitting smoking, a one-size-fits-all solution does not work for this problem. Peoples' needs are too different, and a customizable solution, with customizable friction, is necessary to be effective. That is what we have built with Unpluq.

- **Could you tell me more about your previous investment rounds?**

In lifetime of the company, we have raised approximately $500,000 from angel investors and Techstars, one of the world's best startup accelerators, where we were selected from more than 3000 companies to be one of 12 for the 2022 Seattle Techstars accelerator.

- **Why aren't you raising a larger amount of money?**

We're very cash efficient, and have contribution margins that look just like a typical SaaS company. As we're capital efficient, the amount we need to get to our "next big thing" isn't excessive. This also means we can keep our terms fair and offer plenty of potential upside for investors.

Funnily enough, we often hear how surprised investors are with the amount of progress we've made with "only" $500k. We make diligent decisions when it comes to expenses and know where to focus spending to produce meaningful results.

- **Why did you decide on equity crowdfunding?**

We're raising our round on WeFunder for a few reasons:

1) In conducting customer interviews, we were surprised to be asked about investing in Unpluq more than a few times.

2) Champions & ambassadors: who is better positioned to help Unpluq grow and spread the word than our investors? We want to make investing in Unpluq accessible, and not require folks to be Accredited Investors (USA requirement outside of a handful of platforms like WeFunder). A bonus: more people to champion the change we're making.

3) Win-win: we want our earliest supporters to win with us as we grow the company to an eventual exit or profitability. Our wealth is your wealth.

4) Values-alignment: we believe keeping our customers and users close by inviting them in as investors will help us guide Unpluq and truly build it to support your best interests.

- **How will I make my money back?**

With WeFunder, we're offering a Simple Agreement for Future Equity (SAFE). These will convert your investment to stock at a later date if the company raises a "priced round" from major investors, most often venture capitalists.

At that point, you become a shareholder owning equity, and you earn a return if the value of that stock goes up over time, and you are able to sell it.

You will be able to sell your equity if/when the company is a) acquired by another entity, or b) IPO. You might also make your money back when the company is profitable, and if it starts returning dividends back to investors.

Review our disclosures for more details - future projections are not guaranteed.

Investor Q&A sessions

We are holding several Investor Q&A sessions to answer your questions. **Sign up here to secure your spot now**.

Choose from the following upcoming sessions:

Saturday, September 28 @ 6am PT/9am ET | 3pm Central European Time/2pm UK

Thursday, October 3 @ 8am PT / 11am ET | 5pm Central European Time/4pm UK



Unpluq Founders Caroline Cadwell & Jorn Rigter

Investor Perks

$250

1-year Unpluq Premium Subscription

$500



1 Unpluq Tag & 1-year Unpluq Premium Subscription

$1,000



2x Unpluq Tags & 2x Unpluq 3-year Subscription

$5,000



2x Unplug Tags & 2x Unpluq **LIFETIME** subscription

+ Investor Updates & Annual Investor Zoom Meeting

$10,000







3x Unplug Tags & 3x Unpluq **LIFETIME** subscription